Dated July 25, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-173551

Relating to Preliminary Prospectus Supplement

Dated July 25, 2012 to Prospectus Dated December 13, 2011

DYNEX CAPITAL, INC.

8.50% Series A Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

FINAL PRICING TERMS

Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Dynex Capital, Inc.

Security:	8.50% Series A Cumulative Redeemable Preferred Stock

Number of Shares:	2,000,000 shares (or 2,300,000 shares if the underwriters’ overallotment option is exercised in full)

Public Offering Price:	$25.00 liquidation preference per share; $50,000,000 in aggregate liquidation preference (assuming the overallotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $1,575,000 total (assuming the overallotment option is not exercised)

Purchase Price by Underwriters:	$24.2125 per share

Net Proceeds to the Issuer, Before

Expenses:	$24.2125 per share; $48,425,000 total (assuming the overallotment option is not exercised); $55,688,750 total (if the underwriters’ overallotment option is exercised in full)

Maturity:	Perpetual (unless redeemed by the Issuer pursuant to its optional redemption or its special optional redemption rights or under circumstances intended to preserve the Issuer’s qualification as a REIT or, in accordance with the Issuer’s articles of incorporation, to avoid the direct or indirect imposition of a penalty tax in respect of, or protect the tax status of, any of the Issuer’s REMIC interests, or converted by an investor in connection with a Change of Control).

Trade Date:	July 25, 2012

Settlement Date:	August 1, 2012 (T+5)

Dividend Rate:	8.50% per annum of the $25.00 liquidation preference (equivalent to $2.125 per annum per share)

Dividend Payment Dates:	January 15, April 15, July 15 and October 15. The first quarterly dividend payment will be October 15, 2012 and will be for the full dividend period from August 1, 2012 to October 15, 2012.

Change of Control:	Deemed to occur when, after the original issuance of the Series A Preferred Stock, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of the Issuer’s stock entitling that person to exercise more than 50% of the total voting power of all the Issuer’s stock entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange, or the NYSE, the NYSE Amex Equities, or the NYSE Amex, or the Nasdaq Stock Market, or Nasdaq, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE Amex or Nasdaq.

Conversion Rights:	Upon the occurrence of a Change of Control, holders will have the right, subject to the Issuer’s election prior to the Change of Control Conversion Date to redeem the Series A Preferred Stock in whole or part, to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series A Preferred Stock equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock plus the amount of any accumulated and unpaid dividends thereon to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a dividend record date and prior to the corresponding dividend payment date for the Series A Preferred Stock, in which case no additional amount for such accumulated and unpaid dividends thereon will be included in this sum) by (ii) the Common Stock Price; and

•	4.9116 (the “Share Cap”), subject to adjustments to the Share Cap for any splits, subdivisions or combinations of the Issuer’s common stock;

in each case, on the terms and subject to the conditions described in the Preliminary Prospectus Supplement, including provisions for the receipt, under specified circumstances, of alternative consideration as described in the Preliminary Prospectus Supplement.

The “Change of Control Conversion Date” is the date the Series A Preferred Stock is to be converted, which will be a business day selected by the Issuer that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the notice described above to the holders of Series A Preferred Stock.

The “Common Stock Price” is (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the

Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices per share or, if more than one in either case, the average of the average closing bid and the average closing ask prices per share) for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred as reported on the principal United States securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by Pink OTC Markets Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the date on which such Change of Control occurred, if the Issuer’s common stock is not then listed for trading on a United States securities exchange.

The “Exchange Cap” is the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right. For the avoidance of doubt, subject to certain adjustments, the Exchange Cap will not exceed 9,823,200 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ overallotment option to purchase additional shares of Series A Preferred Stock is exercised, not to exceed 11,296,680 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

Optional Redemption:	The Series A Preferred Stock is not redeemable by the Issuer prior to July 31, 2017, except under circumstances intended to preserve the Issuer’s qualification as a REIT or, in accordance with the Issuer’s articles of incorporation, to avoid the direct or indirect imposition of a penalty tax in respect of, or protect the tax status of, any of the Issuer’s REMIC interests and except as described below under “Special Optional Redemption.” On and after July 31, 2017, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. See the section entitled “Description of the Series A Preferred Stock—Redemption—Optional Redemption” in the Preliminary Prospectus Supplement.

Special Optional Redemption:

Upon the occurrence of a Change of Control, the Issuer may, at its option, redeem the Series A Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. If, prior to the Change of Control Conversion Date, the Issuer has provided notice of its election to redeem some or all of the shares of Series A Preferred Stock (whether pursuant to its optional redemption right described above or this special optional redemption right), the holders of Series A Preferred Stock will not have the conversion right described above under “—Conversion Rights” with respect to the shares of Series A Preferred Stock called for redemption. Please see the section entitled “Description of the Series A Preferred Stock—Redemption—Special Optional Redemption” in the Preliminary Prospectus Supplement.

Yield:	8.50%

Joint Lead Book Running Managers:	J.P. Morgan Securities LLC, Barclays Capital Inc., and Jefferies & Company, Inc.

Joint Passive Book Running Manager:	Stifel, Nicolaus & Company, Incorporated

Co-Managers	Sterne, Agee & Leach, Inc., Ladenburg Thalmann & Co. Inc. and MLV & Co LLC

Listing/Symbol:	The Issuer is applying to list the Series A Preferred Stock on The New York Stock Exchange under the symbol “DXPrA”

ISIN:	US26817Q7043

CUSIP:	26817Q 704

The Issuer has filed a registration statement (including a prospectus dated December 13, 2011 and a preliminary prospectus supplement dated July 25, 2012) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, Jefferies & Company, Inc. toll-free at 1-888-708-5831, or Stifel, Nicolaus & Company, Incorporated collect at 1-443-224-1988.